UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Morphic Holding, Inc.

(Name of Subject Company)

Morphic Holding, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

61775R105

(CUSIP Number of Class of Securities)

Praveen P. Tipirneni

Chief Executive Officer

Morphic Holding, Inc.

35 Gatehouse Drive, A2

Waltham, MA 02451

(781) 996-0955

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Robert A. Freedman, Esq.

Effie Toshav, Esq.

Julia Forbess, Esq.

Douglas N. Cogen, Esq.

David K. Michaels, Esq.

Victoria A. Lupu, Esq.

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

William D. DeVaul, Esq. General Counsel and Secretary Morphic Holding, Inc. 35 Gatehouse Drive, A2 Waltham, MA 02451 (781) 996-0955

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Morphic Holding, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 19, 2024 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the cash tender offer (the “Offer”) by Rainier Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (“Shares”), at a purchase price of $57.00 per Share, net to the stockholder in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 19, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated July 7, 2024, by and among the Company, Lilly and Purchaser (as may be amended from time to time, the “Merger Agreement”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 P.M., Eastern Time, on August 15, 2024 (such date and time, the “Expiration Time”) and was not further extended. The depositary for the Offer has advised that, as of the Expiration Time, 46,731,511 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 92.8% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment, and will promptly pay for, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time.

Following consummation of the Offer, on August 16, 2024, Lilly completed its acquisition of the Company pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into the Company, without a meeting of the Company’s stockholders, in accordance with Section 251(h) of the DGCL, with the Company continuing as the surviving corporation and becoming a wholly-owned subsidiary of Lilly.

In connection with the Merger, trading of the Shares was halted prior to the opening of trading on The Nasdaq Global Market on August 16, 2024, and all Shares will be delisted from The Nasdaq Global Market. Lilly and the Company intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspension of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On August 16, 2024, Lilly issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Lilly is filed as Exhibit (a)(5)(B) to the amendment to the Schedule TO filed with the SEC on August 16, 2024 and is incorporated by reference herein.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by Eli Lilly and Company on August 16, 2024 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-T/A filed with the SEC by Eli Lilly and Company and Rainier Acquisition Corporation on August 16, 2024).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

Morphic Holding, Inc.

Date: August 16, 2024	By:	/s/ Praveen P. Tipirneni, M.D.
		Name:	Praveen P. Tipirneni, M.D.
		Title:	Chief Executive Officer